Exhibit 4.18

Framework Agreement

on

Operation of Oil and Gas Pipeline Network Facilities

Entered into between

China Petroleum & Chemical Corporation

and

China Oil & Gas Pipeline Network Corporation

August 2020

Table of contents

I.	General Principles	1

II.	Operational Organization	2

III.	Plan Management	3

IV.	Operation, Inspection and Maintenance	5

V.	Measurement and Quality	5

VI.	Information Sharing	6

VII.	Safety, Environmental Protection and Emergency Management	7

VIII.	Miscellaneous	7

This agreement (this “Agreement” or “Framework Agreement”), dated as of August 13, 2020, is made in Beijing of People’s Republic of China (“PRC”) by and between:

The Shipper:

China Petroleum & Chemical Corporation

Legal Representative: ZHANG Yuzhuo

Registered Address: 22, Chaoyangmen North Street, Chaoyang District, Beijing

The Carrier:

China Oil & Gas Pipeline Network Corporation

Legal Representative: ZHANG Wei

Registered Address: Room 08-10, 6/F Block A, 5 Dongtucheng Road, Chaoyang District, Beijing

For the purpose of ensuring orderly operation of the oil and gas pipeline network facilities, China Petroleum & Chemical Corporation (the “Shipper”) and China Oil & Gas Pipeline Network Corporation (the “Carrier”) entered into the following framework agreement regarding the operation of oil and gas pipeline network facilities through friendly negotiations based on the principle of reciprocity and equal cooperation:

I.             General Principles

1.

To abide law and respect existing operation practice. This Framework Agreement is entered into in accordance with the general requirements of reform of the national oil and gas pipeline network operation mechanism and pursuant to applicable national laws and regulations, and shall be performed with respect for existing operation practice of the Shipper.

2.

Systematic coordination and contractual service. The Parties shall establish a systematic coordination mechanism to carry out production and operation coordination based on circumstances and needs of the existing business. Any particular matter contemplated herein may be agreed by the parties relating thereto in separate oil and gas pipeline network facilities service agreement (the “Service Agreement”) and other related agreements at respective levels.

3.

To secure existing services for existing users and first-come-first-serve basis for additional service capacities. The Carrier shall be responsible to ensure safe operation of the oil and gas pipeline network facilities and coordinate emergency supply, and is obliged to cooperate with the Shipper to ensure stable supply in the Shipper’s regional market and smooth transportation of oil and gas resources to entities. The Parties shall comply with applicable national laws and regulations regarding fair access to the oil and gas pipeline network facilities market, and the Carrier undertakes to provide services to the Shipper with the quantity no lower than that prior to its acquisition of pipeline facilities from the Shipper, and shall satisfy the Shipper’s additional demand in accordance with its policy for key account customers.

4.

Government pricing and mutual negotiations. The natural gas and crude oil pipeline transportation service fee and LNG receiving terminal usage fee shall be priced pursuant to government policy, and refined oil pipeline transportation service fee shall be negotiated by both Parties with reference to the pricing principle applicable to natural gas pipeline transportation service fee; other storage and transportation facility usage fee, together with the details of the settlement of above-mentioned fees shall be determined through friendly negotiations between the financial departments of the Parties and specified in the Service Agreement.

5.

To ensure quality and improve efficiency. The Carrier warrants that the quality of crude and refined oil shipped by the Shipper shall satisfy the Shipper’s standards and natural gas shipped by the Shipper shall satisfy national standards, respectively, throughout the delivery, and warrants that the service quality and facility service efficiency shall maintain at the level prior to its acquisition of pipeline facilities from the Shipper. The Parties shall comply with applicable national laws and regulations regarding fair access to the oil and gas pipeline network facilities market. If the Carrier proposes to use the oil and gas pipeline network facilities originally owned by the Shipper to provide services to third parties and add new openings, the plan thereof shall be finalized by the Carrier through friendly negotiations between the Parties based on full assessment of safety and quality risks; and the Shipper’s request for adding new openings on the Carrier’s oil and gas pipeline network facilities shall be negotiated by the Parties on a case-by-case basis.

6.

Safety as priority and smooth transition. The Parties agree to finalize the production and operation mechanism with the view to ensuring smooth handover of assets and personnel without affecting ordinary course of existing business operations. Pursuant to the actual business needs, day-to-day operation coordination and metering of natural gas and refined oil upon transfer will follow the Shipper’s practice prior to its sale of assets to the Carrier; and the operation of crude oil transportation business will be adjusted based on actual circumstances and be specified in the Service Agreement. The Parties may negotiate promptly to make adjustment in the operation of any above mentioned business, if necessary.

II.           Operational Organization

1.	The Parties hereby agree to coordinate at three levels, with plans formulated by headquarters, administered by business departments and implemented by the subsidiaries of both Parties.

2.

Headquarters level. The production and operation management department of the Shipper will work with the production and operation headquarter of the Carrier to form a group-level consultation mechanism, of which responsibilities will generally include:

(1)	Negotiation, execution and interpretation of framework agreements.

(2)	Planning and management of oil and gas pipeline network facilities operation, and organizing headquarter-level planning meeting.

(3)	Negotiation of any additional opening at oil and gas transmission sites.

(4)	Establishing a joint emergency supply response mechanism to support preparation of respective emergency supply plans of the Parties and strengthen emergency coordination.

(5)	Carry out study on construction of new pipeline and renovation of pipeline network interconnection.

(6)	Other matters need to be coordinated at the headquarters level.

3.

Business departments level. The applicable business department of the Shipper or its designated entity will work with the production and operation headquarter of the Carrier (the oil and gas control center) or its designated entity, to handle the workstreams of:

(1)

The Shipper’s Oilfield Exploration and Development Division, Refining Division and Oil Products Sales Division are responsible for negotiation and interpretation of Service Agreements and operation-related agreements under the subject of natural gas, crude oil and refined oil business, respectively, and organize execution thereof by subsidiaries of the Shipper.

(2)	Preparation and coordination of the business plans, and guidance of the execution of such plans by subsidiaries.

(3)	Define the scope of respective responsibilities of the Parties in relation to specific safety and environmental protection management in Service Agreements and operation related agreements.

(4)	Other matters which are in need of coordination at the business departments level.

4.

Subsidiaries level. The subsidiaries of the Shipper with shipping needs (including, among others, branches of, and enterprises controlled, invested or managed by the Shipper) will work with the production and operation headquarter (oil and gas control center), regional companies of the Carrier or their designated entities, to handle the workstreams of:

(1)	Execution of Service Agreements.

(2)

Execution of operation related agreements to clarify matters such as oil and gas metering upon transfer, scheduling and operation, oil mixing treatment, safety, fire prevention, environmental protection management, housing and land leasing.

(3)	Implementation of the general plans and day-to-day or instalment schedules prepared based on business needs.

(4)	Preliminary coordination for additional opening at oil and gas transmission sites.

(5)	Step-by-step implementation of daily production and operation plan and adjustment of operational parameters.

(6)	Collection of relevant production and operation information, and information sharing and exchange under the guidance of headquarters and business departments.

(7)	Other matters which are in need of coordination at the subsidiaries level.

5.

The Carrier, if necessary, will appoint key account customer managers to coordinate planning and operation, handle daily issues and other key account customer services, for whom the Shipper will provide the requisite working environment.

III.	Plan Management

1.

Annual plan (including monthly pre-arrangement). The annual plan will be prepared by the production and operation management department of the Shipper and the production and operation headquarters of the Carrier. The Parties shall organize relevant departments to coordinate and reach an agreement before November 20, and confirm and issue the annual plan before November 30, of each year respectively. The Carrier shall use the best reasonable efforts to meet the Shipper’s demand.

The annual plan shall include, among others, service demands for pipeline transportation, injection and extraction from gas storage depots, and external transmission from LNG receiving stations; arrangements for use of storage capacity of gas storage depots, LNG receiving stations, crude oil and refined oil depots of the Carrier; arrangements for annual inspection and maintenance of relevant facilities of the Parties, commissioning of new pipelines and other storage facilities, and arrangements for reconstruction and expansion of pipeline interconnections; in each case subject to adjustment of the Parties based management needs.

2.

Monthly plan. The monthly plan will be prepared by the relevant business departments of the Shipper and the production and operation headquarter of the Carrier, with the relevant business departments of the Shipper reporting to the production and operation management department of the Shipper.

The Parties will coordinate and reach an agreement before 28th of each month, which is subject to confirmation by the production and operation management departments of the Shipper and the production and operation headquarters of the Carrier before the last day of each month.

The monthly plan shall cover, among others, service demands for pipeline transportation, specific type of transportation demands, specific pipeline routing, specific uploading and downloading points, vessel schedule, storage depot injection and extraction, external transmission arrangement of LNG receiving station; turnaround arrangement for using the Carrier’s crude oil/refined oil storage area, arrangement for use of the Carrier’s LNG receiving station vessel schedule, receiving and unloading/external transmission, injection and extraction using the Carrier’s storage depot; monthly inspection and maintenance of relevant facilities of the Parties, commissioning of new pipelines and other storage facilities, and reconstruction of pipeline interconnection, in each case subject to adjustment of the Parties.

3.

Instalment and day-to-day plan. Crude oil and refined oil operations are organized and implemented in instalments based on monthly plan. Crude oil operations are coordinated between the Shipper’s crude oil sales company and the Carrier’s oil and gas control center or its designated entity. Refined oil operations are coordinated between the Shipper’s oil sales regional company and the Carrier’s oil and gas control center or its designated entity. Natural gas pipeline transportation, LNG receiving stations and gas storage depots are organized and implemented daily based on monthly plan, which shall be coordinated by the natural gas branch of the Shipper and the oil and gas control center of the Carrier or its designated entity. The plan will be implemented by applicable entities after due coordination and confirmation of the Parties.

4.

Special plan (contingency plan) for natural gas supply during the heating season. The production and operation management department of the Shipper and the production and operation headquarters of the Carrier shall coordinate for the matter. The Parties shall coordinate and reach an agreement before October 20, and confirm and issue the plan by October 30, respectively for each year. The content of the special plan (contingency plan) for natural gas supply during the heating season shall be determined by the Parties through mutual agreement.

5.	Plan adjustment. The Parties shall organize applicable departments at the headquarters level to review production and operation results and make adjustment to annual plan in line with annual plan confirmation and issuance process. If there occurs any change of market conditions, unexpected event or change of policy in connection with implementation of the monthly plan which has a significant impact on the implementation of the production and operation plan, the Parties may propose and, upon mutual agreement, make adjustments to the plan.

6.	Review of the plan. The Parties shall establish a review and inspection mechanism for implementation of the plan at the headquarters level, and regularly review and assess the implementation of the plan to make its planning more scientific and reasonable.

IV.          Operation, Inspection and Maintenance

1.	Inspection and maintenance shall be planned in accordance with the principle of synchronized inspection and maintenance of upstream, midstream and downstream operations without effect on safety and market-based supply, and Parties shall make efforts to make the inspection and maintenance schedule more seriously observed, and make the plan more scientific and reasonable. The responsibility for safety and environmental protection in connection with operation inspection and maintenance will be allocated to the organizing, implementing and operating entities involved in the inspection and maintenance and comply with safety and environmental protection management requirements of the applicable entities.

2.	The Parties shall strive to synchronize inspection and maintenance of crude oil pipelines and storage tanks with those of terminals, oil fields, refineries and other related facilities; inspection and maintenance of refined oil pipelines and storage tanks with those of refineries and oil depots and other related facilities; and inspection and maintenance of natural gas pipelines with those of gas fields, receiving stations, gas storage depots and other related facilities. Inspection and maintenance of natural gas storage and transportation facilities shall be scheduled during the off-peak season of natural gas demand as much as possible.

3.

All off-plan inspection and maintenance operations are contingent ones; for any contingent inspection and maintenance operation under emergency, the operating Party shall inform the other Party immediately, and any non-emergency temporary inspection and maintenance shall not be conducted without mutual agreement of the Parties.

4.	If any Party needs to carry out temporary inspection and maintenance which may affect the production and operation of the other Party, it shall inform the other Party’s plan implementing department immediately with a copy to the production and dispatch command center/oil and gas control center.

5.	The Parties shall establish a communication and coordination mechanism for inspection and maintenance operations, under which the Parties shall maintain cooperation during inspection and maintenance, designate the contact person and communication channel, and the operating Party shall inform the other Party of the progress of on-site inspection and maintenance promptly.

V.           Measurement and Quality

1.

The Parties shall jointly coordinate the measurement operations based on the principle of “measurement by the transferring Party under supervision of the receiving Party with data sharing and joint management.” The measurement at the pipeline injection point shall be mainly conducted by the Shipper under supervision of the Carrier, while the measurement at the pipeline downloading point shall be mainly conducted by the Carrier under supervision of the Shipper.

2.

If the measurement facilities of the transferring Party cannot satisfy the needs in connection with the transportation, the receiving Party’s facilities which satisfy the transfer requirements shall be used as the measurement transfer point. If neither Party’s facilities satisfy the transportation requirements, the Parties shall resolve such issue through negotiations. The Party involved in connection with the measurement shall enter into measurement transfer agreement or have relevant issues agreed upon in applicable Service Agreements.

3.

Measurement data shall be subject to confirmation of the Shipper, the Carrier and other related parties. The relative measurement instruments shall be subject to verification by the qualified institutions acceptable to the Parties (in principle, such verification shall be conducted online), of which certification and calibration curves shall comply with applicable national standards with information. The materials and monitoring data of equipment operating status shall be disclosed to the other Party.

4.

The Parties shall, in accordance with applicable national policies, measure the piped natural gas (including gas injection and extraction from gas storage) by volume and liquid LNG in mass. Where special circumstances arise, the Parties shall decide on the measuring units through mutual agreement. The Parties will jointly promote measurement of piped natural gas by calorific value.

5.

The Parties shall take into full consideration the products to be transported, features of the pipeline network/pipeline, professional management and actual operations to determine reasonable oil and gas pipeline transport loss calculation methods and loss rate standards, which shall be specified in the Service Agreements or measurement agreements.

6.

The Carrier shall, based on “labelling transportation principle,” implement labelling management for pipelined crude oil and refined oil to ensure that the quality of pipelined crude oil and refined oil is under control. The quality of the pipelined refined oil into pipeline shall satisfy the requirements of sequential transportation and the quality standards agreed by the Parties, and the injection/downloading transfer tank shall be used as the quality transfer point to ensure that the quality of the sampled refined oil is representative and consistent. The quality of crude oil for distribution and into the pipeline shall be generally consistent. The quality of natural gas for pipeline distribution shall satisfy the national quality standards for natural gas. The details will be provided under the Service Agreement.

7.

Under the condition where the Shipper satisfies the requirement of the Carrier to use the oil mixing tank before the transfer of pipeline facilities from the Shipper to the Carrier, the Carrier shall be responsible for oil mixture with support from the Shipper. The methods and costs of such oil mixture will be specified by the Parties in the oil mixture agreement.

VI.          Information Sharing

1.

The Parties shall specify the matters relating to information sharing in the Service Agreements, and share the operational data of the main oil and gas pipeline network facilities associated with the transfer point and its vicinity. The Parties shall take technical measures to ensure traceability of the shared data, with the traceability period of key data not less than one month.

2.

The production and dispatching command center of the Shipper and the oil and gas control center of the Carrier shall be responsible for information sharing, provide guidance to and organize the business departments and subsidiaries to carry out information sharing and exchange at different levels in line with organization structure.

VII.        Safety, Environmental Protection and Emergency Management

1

Improve respective safety and environmental protection management system. The Parties shall, in accordance with applicable national laws and regulations and their respective safety and environmental management requirements for pipeline business, field operations and management after transfer of the pipeline assets, develop clear safety and environmental protection responsibilities, and delineate the responsibility for occurrence of any safety and environmental incidents within the scope of management of any Party due to non-compliance with applicable rules and regulations by the other Party.

2.	The Parties shall specify the risk transfer point between the Carrier and the Shipper for the subjects of pipeline network services, and the responsibility for control and management of all risks of the subjects (including without limitations quality, quantity, leakage, environmental protection, and transportation safety, etc.) shall be specified in the Service Agreements. The Service Agreements and operation-related agreements shall include safety and environmental protection management provisions to clarify the responsibilities and rights of the Parties in connection with specific business execution and working process.

3.

In respect of production and operation facilities under management of the other Party, the Parties shall clarify management requirements of fire prevention, temporary storage of hazardous waste, emission standards, etc., and to carry out such requirements in accordance with the other Party’s safety and environmental protection management regulations. The Parties shall establish processing and operation coordination mechanism for the Carrier’s station and the Shipper’s tank farm. The Parties shall provide advance notice to the other Party and carry out processing adjustment and control measures prior to conduct of any special or high-risk operation at field stations and oil depots.

4.	Improve emergency management. The Carrier and the Shipper shall develop systematic safety and environmental protection emergency plans and joint emergency response and communication mechanism, conduct regular joint protection and rescue drills to enhance the overall emergency rescue capabilities, and initiate appropriate and joint response to any emergency at different level.

VIII.      Miscellaneous

1.	All disputes arising from or related to this Framework Agreement, the Service Agreements and operation related agreements between the Parties shall first be resolved by friendly negotiation at the appropriate and respective levels. At the headquarters level, if the Parties fail to reach a written agreement within one month after commencement of the negotiation, either Party shall have the right to submit the dispute to the National Development and Reform Commission, the National Energy Administration and other applicable government agency for mediation.

2.	If there occurs any change in national laws, regulations and policies or other circumstances during performance of this Framework Agreement, which would have material adverse impact on the performance of various binding terms of this Agreement, render such terms inapplicable, or result in unenforceable of some or all of such terms, after notice of such change by either Party to the other Party, the Parties may take any of the following actions by mutual agreement: (1) make amendment to some or all of such terms; (2) terminate this Agreement and enter into new definitive agreement(s); and (3) enter into definitive agreement(s) mandatorily required by the government.

3.	The Parties undertake to keep in confidence this Agreement and any contractual arrangement contemplated hereunder, technical and commercial documents and information exchanged in the course of their cooperation (collectively, the “Confidential Information”). The term of confidentiality shall be permanent. Neither Party shall provide the Confidential Information, in whole or in part, to any third party without prior written consent of the other Party. Neither party shall make announcement or press releases relating to this Agreement without agreement of the Parties in writing.

4.	The Parties shall carry out preliminary preparations to perform this Agreement as of the date hereof. This Agreement shall become effective as of the date of transfer of the assets until December 31, 2023. This Framework Agreement will be amended by the Parties one month prior to its expiration in line with general principles and with due consideration of national policy changes and business needs.

This Agreement is executed in six counterparts with three thereof for each Party. Any outstanding matter shall be subject to mutual agreement of the Parties through negotiation, for which a supplemental agreement may be executed if necessary, and such supplement shall have the same effect with this Framework Agreement.

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/s/ China Petroleum & Chemical Corporation (seal)	/s/ China Oil & Gas Pipeline Network Corporation (seal)
signed by authorized representative	signed by authorized representative

[Signature page to Framework Agreement]